FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934).

                                 Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                    HSBC HOLDINGS PLC ANNUAL GENERAL MEETING

The following is a statement given by Sir John Bond, Group Chairman, HSBC Holdings plc, at the Annual General Meeting held at the Barbican Hall, London, on Friday, 27 May 2005.

Today is an opportunity for our shareholders to review HSBC's progress. 2004 was another good year for the Group and we were able to build on the record results of 2003. We grew profit attributable to shareholders by 35 per cent to US$11.8 billion. Earnings per share were up 30 per cent and total dividends for the year were US$7.3 billion. Our earnings growth was well diversified across all our main geographical regions and our customer groups. In addition, we have continued to invest in the long-term future of our business. For the record, we have achieved an 82 per cent increase in pre-tax profits and a 63 per cent increase in EPS over the last two years.

At a time when equity markets remain subdued it is worth noting that, while the FTSE100 has declined by 18 per cent since we first embarked on our Managing for Value strategy in 1999, the HSBC share price has increased by 62 per cent. Looking at it another way, if you had invested GBP100 in HSBC in 1975 and reinvested the dividends it would now be worth GBP64,885 - a compound annual growth rate of 24 per cent over the last 30 years.

HSBC manages its business through annual operating plans and five year strategic plans but we also try to identify the major influences on our industry over the next quarter of a century. In our assessment, there will be three.

First, we believe that there will be a rebalancing of the world economy. A much higher proportion of total world GNP will be contributed by the "so-called" emerging markets. Countries such as China, India, Brazil and Mexico are becoming increasingly important on the world economic stage. Hence the significance of our highly successful investment in Mexico in 2002. Hence too the importance of the US$3 billion we have already invested in China. This includes the 19.9 per cent interest we acquired during 2004 in Bank of Communications, China's fifth largest bank. Earlier this month and subject to regulatory approvals, we announced our intention to invest a further US$1 billion in China to increase our stake in Ping An Insurance, China's second largest life and third largest non-life company, to 19.9 per cent.

Secondly, demographic trends will be a major influence. We expect that, in most of the developed world, the ratio of people in retirement to those in employment will continue to increase, intensifying the need for pensions and retirement related services. To give an example of how this trend directly affects our business in the UK, a one year increase in longevity adds about GBP300 million to our pensions liabilities. By contrast, emerging markets will experience rising incomes, and the growth of new consumer markets will create demand for all kinds of consumer financial services.

Thirdly, the internet is a transforming technology which has the ability to change the relationship between financial services companies and their customers by giving people greater ability to perform their transactions themselves at their convenience. This will result in major changes in the way that banks are structured and, perhaps, in the human resources they require. At the end of March 2005, 19.6 million customers were registered to use our internet services, an increase of five million, or 34 per cent, in the last year alone. And in the UK, while visits to branches are falling, internet visits are rising by 40 per cent a year. Already over 50 per cent of customer contact is now made over the telephone and the internet.

HSBC is responding in full measure to these profound influences and overall our business is in good shape. We meet regularly with our major institutional investors to discuss the progress we are making and the challenges we face. I thought it might be helpful to shareholders attending this meeting if I were to highlight two subjects which have been discussed frequently in recent meetings.

First, the performance of our consumer finance business in the United States. Shareholders will recall that we acquired HSBC Finance Corporation, formerly Household International, in the Spring of 2003 at a cost of US$14.8 billion. Although consumer finance is not as well known here in the UK, it has a long history and a good growth record in the US. Using highly sophisticated behavioural analysis it caters for a range of customers, many of whom cannot be accommodated by banks. At its best - and HSBC is determined to be the best - consumer finance provides people who may not be able to borrow from banks with access to credit in a responsible, transparent and fair manner. The HSBC Finance Corporation model is highly acclaimed in the US.

The acquisition has been successful, the integration was completed ahead of schedule and the resulting benefits have been somewhat greater than we expected. In 2004 HSBC Finance Corporation made a record profit attributable to shareholders of US$2.7 billion, a cash return on cash invested of 18 per cent. It has pushed HSBC from 40th to one of the top six issuers of credit cards in the world and to number three in store cards. It has also given us a consumer finance skill set that previously we lacked and which we can extend into markets such as China, India, Mexico and Turkey.

Secondly, we have been asked about our progress in building our corporate, investment banking and markets business, which we commonly refer to as CIBM. HSBC already has one of the world's largest corporate and institutional banking businesses. In more recent years we have enjoyed conspicuous success in developing a global markets business. It is true to say, however, that we had not enjoyed the same degree of success in our equity capital markets business. Nor were we a truly significant force in investment banking advisory. A strategic review of those businesses, supported by extensive research, led us to conclude that there was ample scope for a trusted name which could provide high calibre equity capital markets and investment banking advisory services. Our major corporate customers assured us that they would like to do more business with us if we could extend the range and quality of certain services.

Accordingly, in 2003 we embarked on a five year plan to build CIBM as an integrated business and, having considered carefully and discarded the possibility of a major investment banking acquisition, we decided to build new business streams organically and at a total cost of less than three per cent of our total expenses. We recognise that markets are always impatient for evidence of progress but HSBC is a long-term business which thinks long-term and invests for the long-term. We remain confident that the course we have set for ourselves is right for us and that, given active markets, the people we have recruited will in due course produce revenues which are multiples of their direct and indirect costs. Furthermore, we believe that the demand for the sophisticated services which our CIBM business offers will grow rapidly outside the established centres of London, New York and Hong Kong and in markets such as mainland China, India and South America. We will continue to keep shareholders informed of our progress.

It is a tradition, and an entirely correct one, for Chairmen to pay tribute to their colleagues at the AGM. HSBC cannot be successful without the talents, hard work and dedication of our people so many of whom constantly stand ready to go the extra mile. I take this opportunity to thank them warmly for their massive contribution to the company's standing in our industry.

It is precisely because our employees are such an asset to HSBC that it is saddening to have to comment on the current industrial dispute in the UK. Allow me to set out the facts as clearly and succinctly as I can.

HSBC's policy is to pay fairly. We pay competitive market rates and we reward performance based on merit. We do so at all levels of the organisation and in every country where we operate.

At the end of 2004, the UK accounted for 22 per cent of our worldwide staff but for 31 per cent of our total staff costs, 52 per cent of our total pension costs and 36 per cent of our total social security costs. Over the last three years we have made two top-up payments to our UK pension fund totalling GBP584 million. We have also increased contributions to the scheme to 20 per cent of pensionable salary. We are now paying an additional GBP1,000 a year to secure the retirement benefits of a typical member of our clerical staff who is in the defined benefit pension scheme.

HSBC employs a total of 55,000 staff in this country, of whom 25,180 are clerical staff. 10,519 of those are union members. Less than 30 per cent of members voted and of those, over 30 per cent voted against the strike. This means that only four per cent of our total staff in the UK voted to strike.

When we were determining the appropriate amount of our 2005 pay award, independent research confirmed that some 60 per cent of our clerical staff are on better than market salaries. We therefore decided that we should channel pay rises to those on lower salaries to bring them up to market levels. The large majority of staff have received a bonus. Only one per cent of our staff received no pay rise and no bonus and most of them because of unsatisfactory performance.

Our dispute with the union is about those who have received no rise, or a rise less than inflation. It is in essence, therefore, a dispute about HSBC's policy of paying market rates and rewarding performance. We recognise the right of employees to take strike action. However, it is deeply regrettable that four per cent of our staff would vote for action to disrupt customer service and potentially damage our business. I thank the 96 per cent of our colleagues who are hard at work today to ensure that all our branches remain open.

At last year's AGM I spoke in detail about the role of your Board and its importance to HSBC. I shall not therefore do so again although I would like to thank the members who, individually and collectively, contribute so much to HSBC's success. As usual there have been some changes to the composition of the Board since our last meeting.

Carole Taylor retired with effect from 14 March this year following her decision to stand as a candidate for the Provincial Legislature of British Columbia in Canada. Carole was an outstanding director and HSBC's loss is British Columbia's gain.

William Aldinger retired on 29 April having overseen the integration of HSBC Finance Corporation into the enlarged HSBC Group. Bill had agreed at the time of the acquisition to stay on for a period of three years to oversee this process and it is a tribute to his energy and leadership that it was completed faster than planned.

David Eldon retires today after a very distinguished career of 37 years with HSBC. His contribution has been immense. He has led our business in Asia through some challenging years and he has helped to lay the foundations of our future in mainland China. He has also overseen the continued development of our commercial banking business around the world, a vitally important customer group for HSBC.

I am pleased to welcome to today's meeting two new directors who were appointed to the Board in March, John Coombe and James Hughes-Hallett. John recently retired as Chief Financial Officer of GlaxoSmithKline plc. James is Chairman of John Swire & Sons Limited.

One of many areas where we look to our directors and others for support and guidance is the area of Corporate Social Responsibility. We are grateful to the distinguished members of our Corporate Social Responsibility Committee for helping us shape and enact policies and programmes and for encouraging us to communicate these more effectively than in the past. We published a summary of our progress in our 2004 Annual Review. Copies of a full Corporate Social Responsibility Report, for the specialists, and a short brochure, for the general reader, are also available. Important though this area is, therefore, I shall not comment on it at length today. However, I would like to highlight some particularly important initiatives:

In 2004 we announced our commitment to becoming carbon neutral by 2006. We were the first major bank to do so.

Secondly, shareholders will recall that at our meeting last year we announced the publication of a new internal guideline on lending to the forestry sector. We have today published a new guideline, this time on lending to the freshwater sector. Copies are available at www.hsbc.com.

Education and the environment remain our principal areas of philanthropic support. In addition, we contributed both locally and at a Group level to appeals for funds for relief and reconstruction in south east Asia, in response to the appalling tragedy of the tsunami last December.

When we reported our 2004 results in February, I drew attention to the prospects for economic growth in Brazil, India, Mexico, South Korea, Turkey and the Middle East. I also highlighted the increasing importance of China in the world economy. We have continued to see the emergence of these markets in the first part of 2005 and we are making encouraging progress in developing our personal and commercial businesses in them.

Progress in our major developed markets has also been broadly favourable. In the United States, recent trends in employment and payroll data suggest that the economy is sustaining momentum. The credit experience of our US consumer finance business continued to improve.

In Hong Kong, the economy is performing satisfactorily on the back of strong trade, retailing and tourism. Consumer and corporate credit remain in good health.

In the UK, we are continuing to make progress in developing our business. However, recent rises in interest rates and a slowing residential property market are affecting consumer confidence and the level of bad debts.

Our investment in developing our CIBM business has continued as planned, there have been encouraging indications of growing client recognition of the progress we are making.

Overall, the Group's results for the first quarter of 2005 are in line with our expectations.

We believe that HSBC provides an excellent investment proposition. Our business is unusually well diversified, both by customer group and by geography, giving us a wide spread of risk. Our operations in 77 countries and territories straddle virtually every area of growth and both mature and emerging markets. No one region accounts for more than a third of our earnings. Our financial strength underpins our ability to invest in the long-term growth of our business and protects us against sudden economic volatility.

Although the world economy is growing more slowly than in 2004, we see significant scope for HSBC to build its business. In the developed world, where capacity exceeds demand, there will be further pressure on margins and consolidation in the financial services industry. In emerging markets, however, demand and deregulation will bring new opportunities for growth. We are generating sufficient cash from our established businesses to respond to them. Few, if any, financial services companies can match our international footprint or would find it easy to replicate. We are pursuing our strategy for Managing for Growth and in an increasingly open world there are exciting prospects for the world's local bank.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 May 2005